Exhibit 99.59

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of the Company:

Inter-Citic Minerals Inc. (“Inter-Citic” or the “Company”)

60 Columbia Way

Suite 501

Markham, ON

L3R 0C9

2.	Date of Material Change

February 5, 2008

3.	Press Release

A press release with respect to the material change described herein was issued in Toronto, Ontario through Market Wire on February 5, 2008.

4.	Summary of Material Change

On February 5, 2008, the Company closed its previously announced private placement offering of 8 million common shares at a price of C$2.00 per common share, for total gross proceeds of C$16 million.

5.	Full Description of Material Change

On February 5, 2008, the Company closed its previously announced private placement offering of 8 million common shares at a price of C$2.00 per common share, for total gross proceeds of C$16 million.

The offering was underwritten by a syndicate of underwriters led by Wellington West Capital Markets Inc. and including Genuity Capital Markets and Salman Partners Inc. The net proceeds of the offering will be used to advance Inter-Citic’s Dachang gold project in China, and for general corporate purposes.

The common shares were offered on a private placement basis to accredited investors in each of the provinces of Canada except Québec, on a private placement basis into the United States to accredited institutional investors and on a private placement basis internationally, as permitted. The common shares issued pursuant to the offering are subject to a statutory hold period which expires June 6, 2008.

6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

James J. Moore

President and CEO

(905) 479-5072

9.	Date of Report

February 8, 2008